Filed Pursuant to Rule 433

Registration No. 333-237082

Medium-Term Notes, Series BB

$1,300,000,000 2.491% Fixed Rate Reset Subordinated Notes due November 3, 2036

Final Terms and Conditions

October 27, 2021

Issuer:	U.S. Bancorp

Note Type:	Subordinated Notes

Expected Ratings*:	A2 (Negative) / A- (Negative) / A (Stable) / AAL (Stable) (Moody’s / S&P / Fitch / DBRS)

Principal Amount:	$1,300,000,000

Pricing Date:	October 27, 2021

Settlement Date:	November 3, 2021 (T+5)

Maturity Date:	November 3, 2036

Initial Interest Rate:	2.491% per annum payable in arrears for each semi-annual Interest Period during the fixed rate period from, and including, the Original Issue Date to, but excluding, the Reset Date

Reset Interest Rate:	Reset Reference Rate determined as of the Reset Determination Date plus the Spread per annum payable in arrears for each semi-annual Interest Period during the reset period from, and including, the Reset Date to, but excluding, the Maturity Date

Spread:	95 basis points

Reset Reference Rate:

Five-Year U.S. Treasury Rate

For more information on the determination of the Reset Reference Rate, including the applicable fallback provisions, see “Description of Notes—Floating Rate Notes—Treasury Rate” in the Issuer’s prospectus supplement dated March 11, 2020 and “Supplemental Description of the Notes—Interest Rate; Reset Reference Rate” in the pricing supplement to which this offering of notes relates (the “pricing supplement”).

Reset Date:	November 3, 2031

Reset Determination Date:	The third business day preceding the Reset Date

Interest Periods:	Each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or, if the notes are redeemed earlier, the redemption date)

Interest Payment Dates:	May 3 and November 3 of each year, beginning May 3, 2022 and ending on the Maturity Date

Day Count Convention:	30/360

Business Days:	New York

Business Day Convention:	Following Unadjusted Business Day Convention

Optional Redemption:	The Issuer may redeem the notes at its option, (a) in whole, but not in part, on November, 2031, or (b) in whole at any time or in part from time to time, on or after May 3, 2036 (six months prior to the Maturity Date) and prior to the Maturity Date, in each case, upon at least 10 but not more than 60 days’ prior written notice to holders of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date

Benchmark Treasury:	UST 1.250% Notes due August 15, 2031

Benchmark Yield:	1.541%

Reoffer Spread:	+95 basis points

Reoffer Yield:	2.491%

Price to Public:	100%

Gross Spread:	0.300%

All-In Price:	99.700%

Net Proceeds to Issuer:	$1,296,100,000

First Coupon Date:	May 3, 2022

CUSIP:	91159HJB7

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. Barclays Capital Inc. Goldman Sachs & Co. LLC

Co-Managers:	CastleOak Securities, L.P. Drexel Hamilton, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus supplement and a prospectus, registration statement No. 333-237082), filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus supplement and the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus supplement and the prospectus if you request them by contacting U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607, Barclays Capital Inc. toll-free at 1-888-603-5847 or Goldman Sachs & Co. LLC toll free at 1-866-471-2526.

The issuer expects that delivery of the notes will be made against payment therefor on or about November 3, 2021, which is the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.